Exhibit 99.7

Total-Led Consortium Acquires 49% Interest
in Algeria’s Ahnet License

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com

Paris, December 22, 2009 - Total today announces that the consortium it has formed with Partex has been awarded a 49% interest in the Ahnet license, as part of the second bid round held by the Algerian National Oil and Gas Development Agency (ALNAFT).
Located near In Salah in southwestern Algeria, the Ahnet exploration and development acreage covers an area of 17,358 square kilometers in which twelve natural gas formations have already been discovered.
Total holds a 47% interest and will appraise and develop the Ahnet finds with partners Partex (2%) and Sonatrach (51%).
A development plan will be submitted for approval before mid 2011, with first gas scheduled for 2015. The Ahnet license contains significant reserves (approximately 500 billion cubic meters of gas) which should produce at least 4 billion cubic meters a year, as per the contract with Sonatrach.
This latest project is a developmental milestone in the new southwestern Algeria gas province, which is also home to the Timimoun project operated by the consortium Sonatrach, Total and Cepsa. It further cements Total’s commitment to investing in Algeria in both the natural gas upstream and petrochemicals.
Total Exploration & Production in Algeria
Total’s production in Algeria comes from direct interests in the Tin Fouyé Tabenkort gas field, and from the Group’s 48.83% stake in CEPSA, which is partnered with Sonatrach on the Ourhoud and Rhourde El Krouf fields.
In Algeria, as in all host countries, Total is involved in a number of community development and environmental programs, in particular in the areas of education, health care and heritage preservation.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com